Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					SIX MONTHS ENDED MARCH 31,
	2002	2003	2004	2005	2006	2007

Earnings:
Earnings before income taxes (a)	$1,622	1,452	1,893	2,200	2,749	1,408
Fixed charges	321	322	311	323	313	174

Earnings, as defined	$1,943	1,774	2,204	2,523	3,062	1,582

Fixed Charges:
Interest expense	$250	246	234	243	225	130
One-third of all rents	71	76	77	80	88	44

Total fixed charges	$321	322	311	323	313	174

Ratio of Earnings to Fixed Charges	6.1x	5.5x	7.1x	7.8x	9.8x	9.1x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.